Room 4561
								February 14, 2006



Mr. Michael Green
MIAD Systems, Ltd.
43 Riviera Drive, Unit 6
Markam, Ontario
Canada L3R 5J6

Re:	MIAD Systems, Ltd.
	Item 4.01 Form 8-K
      Filed February 13, 2006
      Form 10-KSB for the Fiscal Year Ended September 30, 2005
      Filed December 29, 2005
	File No.  000-30801

Dear Mr. Green:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed February 13, 2006

1. Please revise to state whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report. See Item 304(a)(1)(ii) of
Regulation S-B.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

3. Please tell us how you have complied with Item 307 and Item 308 of
Regulation S-B. In this regard we note that you have not provided the disclosures required by Item 307 of Regulation S-B. We also note that your officers have provided certifications related to your internal control over financial reporting. Please explain to us why you believe that these certifications comply with Exhibit 31 provided in Item 601 of Regulation S-B and the transition guidance in Section
III.E of SEC Release 33-8238.

       As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408 or me at (202) 551-3489 if you have questions regarding these comments.

							Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Michael Green
MIAD Systems, Ltd.
February 14, 2006
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